PACIFIC CORPORATE TRUST COMPANY

625 HOWE ST, 10TH FLOOR
VANCOUVER, BC V6C 3B8
Phone: 604-689-9853
Fax: 604-689-8144

October 06, 2004

B.C. Securities Commission
Executive Director
701 W Georgia St., 9th Floor
Vancouver, BC V7Y 1L2

Dear Sirs\Mesdames:

RE:

NDT VENTURES LTD (the "Company")
MAILING ON OCTOBER 6, 2004

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all registered shareholders of the Company and to each of the Non Objecting Beneficial Owners of the Company that appeared on list(s) provided by the Intermediaries or their agent(s). However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

  Letter From President
  Information Circular
  Notice of Meeting
  Proxy*
  Annual Financial Statements for the Year Ending 2004/05/31
  Management Discussion and Analysis
  Annual Report
  Supplemental Return Card

We further confirm that the material was shipped on the above mentioned date to Intermediaries or their agent(s) that received the Company’s request for beneficial ownership information and responded.

We are providing this letter to you as agent for the Company in compliance with regulations under applicable legislation.

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

"YASMIN JUMA"

YASMIN JUMA

*Please note that for Non Objecting Beneficial Owners, a Voting Instruction Form was sent instead of a proxy.

PACIFIC CORPORATE TRUST COMPANY

625 HOWE ST, 10TH FLOOR
VANCOUVER, BC V6C 3B8
Phone: 604-689-9853
Fax: 604-689-8144

cc: TSX Venture Exchange	cc: NDT VENTURES LTD
cc: Alberta Securities Commission	cc: BLAKE CASSELS & GRAYDON
cc: US Securities and Exchange Commission	cc: STALEY OKADA & PARTNERS

*Please note that for Non Objecting Beneficial Owners, a Voting Instruction Form was sent instead of a proxy.